

October 1, 2021

By E-Mail
Ned A. Prusse, Esq.
Perkins Coie
1900 Sixteenth Street
Suite 1400
Denver, CO 80202

> **Re:** **Rocky Mountain Chocolate Factory, Inc.**
> **Additional Definitive Soliciting Materials**
> **Filed September 30, 2021**
> **File No. 001-36865**

Dear Mr. Prusse:

We have limited our review of the filing to those issues we have addressed in our comments.

Additional Definitive Soliciting Materials filed September 30, 2021

1. Refer to the disclosure stating "…the terms that have been discussed assume I will be dealing with the people I have been dealing with to date - it would be a mistake to assume that I will happily pivot to work with a completely different group of people after your AGM." Refer also to the disclosure stating "[the plans being discussed] are not transferable unless I am as impressed with whoever I wind up dealing with next as I have been with current management." With a view toward future revised disclosure, please tell us whether the settlement agreement between the company and Immaculate Confection is in any way conditioned on the identity of the persons serving on your board or being part of your management or on Mr. Kerzner's positive impression of the individuals representing the company.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions